 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2019

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products especially the thick films to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, uncertainty around completion of transactions contemplated by the securities purchase agreement and the Share Transfer Agreement entered into between the Company and Gold Glory Blockchain Inc., customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 22, 2019, the Company announced its unaudited consolidated financial results for the three-month and six-month period ended June 30, 2019.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(amounts in thousands except share and per share value)

(Unaudited)

		June 30, 2019		December 31, 2018
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		48,429	7,054	8,908
Restricted cash		24,990	3,640	38,000
Accounts and bills receivable, net	3	23,751	3,460	22,627
Inventories	4	24,273	3,536	24,675
Advance to suppliers		4,900	714	5,694
Prepayments and other receivables		1,184	172	1,068
Deferred tax assets - current		1,168	170	1,195
Total current assets		128,695	18,746	102,167

Property, plant and equipment, net	5	310,850	45,280	331,168
Construction in progress	6	283	41	366
Lease prepayments, net	7	16,029	2,335	16,296
Advance to suppliers - long term, net		1,542	225	1,542
Deferred tax assets - non current		3,073	448	3,143

Total assets		460,472	67,075	454,682

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	64,950	9,461	64,950
Due to related parties	9	116,988	17,041	114,692
Accounts payables		22,441	3,269	20,750
Notes payable	10	49,980	7,280	48,000
Advance from customers		4,062	592	1,859
Accrued expenses and other payables		5,179	754	5,072
Total current liabilities		263,600	38,397	255,323

Deferred tax liabilities		2,464	359	2,528

Total liabilities		266,064	38,756	257,851

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,941	13,323
Additional paid-in capital		311,907	45,434	311,907
Statutory reserve		37,441	5,454	37,441
Accumulated deficit		(169,102)	(24,632)	(166,680)
Cumulative translation adjustment		839	122	840
Total shareholders’ equity		194,408	28,319	196,831
Total equity		194,408	28,319	196,831
Total liabilities and equity		460,472	67,075	454,682

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

3

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2019		2018	2019		2018
		RMB	US$	RMB	RMB	US$	RMB
Net sales		88,117	12,836	79,599	169,191	24,645	156,526
Cost of sales		69,488	10,122	72,803	138,158	20,125	140,239

Gross profit		18,629	2,714	6,796	31,033	4,520	16,287

Operating expenses
Selling expenses		3,537	515	3,395	6,501	947	6,365
Administrative expenses		11,453	1,668	9,916	22,030	3,209	22,792
Total operating expenses		14,990	2,183	13,311	28,531	4,156	29,157

Operating( loss) income		3,639	531	(6,515)	2,502	364	(12,870)

Other income (expense)
- Interest income		202	29	10	416	61	383
- Interest expense		(2,244)	(327)	(2,257)	(4,435)	(646)	(4,458)
- Others income (expense), net		(630)	(92)	282	(872)	(127)	45
Total other expenses		(2,672)	(390)	(1,965)	(4,891)	(712)	(4,030)

Income(loss) before provision for income taxes		967	141	(8,480)	(2,389)	(348)	(16,900)
Income tax benefit (expense)	11	(16)	(2)	(176)	(33)	(5)	34

Net (loss)income		951	139	(8,656)	(2,422)	(353)	(16,866)

Net (loss) income attributable to non-controlling interests		-	-	-	-	-	-
Net income (loss) attributable to the Company		951	139	(8,656)	(2,422)	(353)	(16,866)
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company		-	-	(36)	(1)	-	(2,077)

Comprehensive loss attributable to non-controlling interest		-	-	-	-	-	-
Comprehensive income(loss )attributable to the Company		951	139	(8,692)	(2,423)	(353)	(18,943)

Earnings (loss) per share, Basic and diluted	12	0.29	0.04	(2.65)	(0.74)	(0.11)	(5.16)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2019		2018
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(2,422)	(353)	(16,866)
Adjustments to reconcile net loss to net cash used in operating activities

- Depreciation of property, plant and equipment	23,892	3,480	22,127
- Amortization of intangible assets	267	39	266
- Deferred income taxes	33	5	(36)
- Bad debt recovery	(903)	(132)	(70)
-Inventory provision	724	105	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(222)	(32)	1,541
- Inventories	(323)	(47)	7,019
- Advance to suppliers	794	116	(1,356)
- Prepaid expenses and other current assets	(116)	(17)	(65)
- Accounts payable	1,692	247	5,463
- Accrued expenses and other payables	319	46	(27)
- Advance from customers	2,203	321	1,282
- Tax payable	(212)	(31)	1,216

Net cash provided by (used in) operating activities	25,726	3,747	20,494

Cash flow from investing activities
Purchases of property, plant and equipment	(3,574)	(521)	124
Restricted cash related to trade finance	-	-	-
Advanced to suppliers - non current	-	-	28
Amount change in construction in progress	83	12	(2,112)

Net cash provided by (used in) investing activities	(3,491)	(509)	(1,960)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from (payment to) short-term bank loans	-	-	15,000
Proceeds from (payment to) related party	2,296	335	(38,160)
Change in notes payable	1,980	288	80

Net cash (used in) provided by financing activities	4,276	623	(23,080)

Effect of foreign exchange rate changes	-	10	(2,067)

Net increase in cash and cash equivalent	26,511	3,871	(6,613)

Cash and cash equivalent
At beginning of period	46,908	6,823	69,464
At end of period	73,419	10,694	62,851

SUPPLEMENTARY DISCLOSURE:
Interest paid	4,435	646	4,458

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	147	1,008

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

5

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed on April 29, 2019 with the SEC. The results of the six-month period ended June 30, 2019 are not necessarily indicative of the results to be expected for the full year ended December 31, 2019.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

6

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2019 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.8650, on the last trading day of second quarter of 2019 (June 30, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 30, 2019, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB24,990 (US$3,640) and RMB38,000 as of June 30, 2019 and December 31, 2018, respectively.

7

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

8

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

9

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 13% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

10

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of June 30, 2019 and 2018, the Company had a working capital deficiency of RMB134,905 (US$19,651) and RMB171,489 and accumulated deficit of RMB2,422 (US$353) and RMB16,866 from net losses incurred during the first half year of 2019 and 2018. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and related parties and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and a related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. We are currently evaluating the impact that the standard will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We are evaluating the impact on our consolidated financial statements.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

12

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Statement of Cash Flows

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash” (“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, as a result, the Company no longer presents transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Furthermore, an additional reconciliation will be required to reconcile Cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Consolidated Statement of Cash Flows. The Company has already disclosed the restricted cash separately on its Consolidated Statements of Financial Position. Beginning the first quarter of 2018, the Company has adopted and included the restricted cash balances on the Consolidated Statement of Cash Flows and reconciliation of Cash, cash equivalent, and restricted cash within its Consolidated Statements of Financial Positions that sum to the total of the same such amounts shown in Consolidated Statement of Cash Flows. This guidance has been applied retrospectively to the Consolidated Statement of Cash Flows for the year ended December 31, 2016 and 2017 which required the Company to recast each prior reporting period presented. As a result, the Company no longer discloses transfers between cash and restricted cash in the consolidated cash flow statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2019		December 31, 2018
	RMB	US$	RMB
Accounts receivable	17,285	2,519	17,366
Less: Allowance for doubtful accounts	(944)	(138)	(1,847)
	16,341	2,381	15,519
Bills receivable	7,410	1,079	7,108
	23,751	3,460	22,627

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

13

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 4 - INVENTORIES

 Inventories consisted of the following:

	June 30, 2019		December 31, 2018
	RMB	US$	RMB
Raw materials	21,788	3,175	14,154
Work-in-progress	1,325	193	1,473
Finished goods	7,390	1,076	14,558
Consumables and spare parts	614	89	610
Inventory-reserve	(6,844)	(997)	(6,120)
	24,273	3,536	24,675

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2019		December 31, 2018
	RMB	US$	RMB
Buildings	68,319	9,952	68,319
Plant and equipment	809,189	117,872	808,717
Computer equipment	3,027	441	3,027
Furniture and fixtures	18,180	2,648	14,528
Motor vehicles	1,744	254	1,824
	900,459	131,167	896,415
Less: accumulated depreciation	(582,390)	(84,835)	(558,028)
Less: impairment of plant and equipment	(7,219)	(1,052)	(7,219)
	310,850	45,280	331,168

Total depreciation for the six-month periods ended June 30, 2019 and 2018 was RMB23,892 (US$3,480) and RMB22,127, respectively. For the three-month periods ended June 30, 2019 and 2018, total depreciation was RMB11,848 (US$1,685) and RMB10,972, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB283 (US$41) ended June 30, 2019, and RMB366 ended December 31, 2018, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

14

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Lease prepayments consisted of the following:

	June 30, 2019		December 31, 2018
	RMB	US$	RMB
Lease prepayment - non current	16,029	2,335	16,296
Lease prepayment - current	524	76	524
	16,553	2,411	16,820

Amortization of land use rights for the six months ended June 30, 2019 and 2018 was RMB267 (US$39) and RMB266, respectively. Amortization of land use rights for the three months ended June 30, 2019 and 2018 was RMB134 (US$19) and RMB132, respectively.

Estimated amortization expenses for the next five years after June 30, 2019 are as follows:

	RMB	US$
1 year after	524	76
2 years after	524	76
3 years after	524	76
4 years after	524	76
5 years after	524	76
Thereafter	13,933	2,031

As of June 30, 2019, the amount of RMB524 (US$76) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest
	rate per	June 30, 2019		December 31, 2018
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- July 17, 2018 to July 15, 2019	6.5%	20,000	2,913	20,000
- July 17, 2018 to July 17, 2019	6.5%	29,950	4,363	29,950
- June 21, 2018 to June 19, 2019	6.5%	-	-	15,000
- June 19, 2019 to June 18, 2020	6.5%	15,000	2,185	-

15

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of June 30, 2019, the principal of this loan from Shandong SNTON was RMB86,796 and the interest payable was RMB30,192.

The related accounts payable as of June 30, 2019 and December 31, 2018 was RMB116,988 and RMB114,692, respectively.

NOTE 10 - NOTES PAYABLE

As of June 30, 2019 and December 31, 2018, Shandong Fuwei had banker’s acceptances opened with a maturity span from three to six months totaling RMB49,980 (US$7,280) and RMB48,000 for payment in connection with raw materials on a total deposit of RMB24,990(US$3,640) at Bank of Weifang.

NOTE 11 - INCOME TAX

Income tax expense was RMB33 (US$5) and income tax benefit was RMB34 for the six months ended June 30, 2019 and 2018, respectively.

Income tax expense was RMB16 (US$2) and RMB176 for the three months ended June 30, 2019 and 2018, respectively.

NOTE 12 - LOSS PER SHARE

Basic and diluted net loss per share was RMB0.74 (US$0.11) and RMB5.16 for the six months period ended June 30, 2019 and 2018, respectively.

Basic and diluted net profit per share was RMB0.29 (US$0.04) and basic and diluted net loss per share was RMB2.65 for the three months period ended June 30, 2019 and 2018, respectively.

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended June 30, 2019 and 2018.

The following are the vendors that supplied 10% or more of our raw materials for June 30, 2019 and 2018:

		Percentage of total purchases (%)
Supplier	Item	June 30, 2019	June 30, 2018

Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	59.8%	32.6%
Jiangyin Branch, Hefei Lucky Science& Technology Industry Company Ltd. (“Hefei Lucky”)	PET resin and Additives	11.1%	-
PetroChina Company Limited Chemicals Sales North China Branch (“PetroChina”)	PET resin and Additives	-	40.1%

The balance of advance to supplier to Sinopec Yizheng and Hefei Lucky was RMB1,475 (US$215) and RMB98 as of June 30, 2019, respectively.

17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2019, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, fierce competition from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused orders from international markets to decrease.

We believe that in the coming quarters of 2019, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market. As a result, we believe it may be difficult to achieve ideal level of profitability in the short run.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China .The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright.

18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations for the three-month periods ended June 30, 2019 compared to June 30, 2018

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2019	June 30, 2018
	(as % of Revenue)
Gross profit	21.1	8.5
Operating expenses	(17.0)	(16.7)
Operating income (loss)	4.1	(8.2)
Other income (expense)	(3.0)	(2.5)
Provision for income taxes	-	(0.2)
Net income (loss)	1.1	(10.9)

Revenue

Net sales during the second quarter ended June 30, 2019 were RMB88.1 million (US$12.8 million), compared to RMB79.6 million during the same period in 2018, representing an increase of RMB8.5 million or 10.7%. The increase of average sales price caused an increase of RMB7.4 million and higher sales volume caused an increase of RMB1.1 million.

In the second quarter of 2019, sales of specialty films were RMB42.0 million (US$6.1 million) or 47.6% of our total revenues as compared to RMB30.7 million or 38.6% in the same period of 2018, which was an increase of RMB11.3 million, or 36.8% as compared to the same period in 2018. The increase of average sales price caused an increase of RMB1.2 million and the increase in the sales volume caused an increase of RMB10.1 million. The increase was largely attributable to the increase in sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended			Three-Month Period Ended
	June 30, 2019		% of Total	June 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	28,596	4,165	32.4%	29,428	37.0%
Printing film	8,512	1,240	9.7%	11,713	14.7%
Metallization film	1,938	282	2.2%	622	0.8%
Specialty film	41,958	6,112	47.6%	30,748	38.6%
Base film for other application	7,113	1,037	8.1%	7,088	8.9%

	88,117	12,836	100.0%	79,599	100.0%

Overseas sales were RMB14.3 million or US$2.1 million, or 16.3% of total revenues, compared with RMB16.6 million or 20.9% of total revenues in the second quarter of 2018. The increase of average sales price caused an increase of RMB0.8 million and the decrease in sales volume resulted in a decrease of RMB3.1 million.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended			Three-Month Period Ended
	June 30, 2019		% of Total	June 30, 2018	% of Total
	RMB	US$		RMB
Sales in China	73,777	10,747	83.7%	62,994	79.1%
Sales in other countries	14,340	2,089	16.3%	16,605	20.9%

	88,117	12,836	100.0%	79,599	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2019	Three-Month Period Ended June 30, 2018
	% of total	% of total
Materials costs	73.0%	71.9%
Factory overhead	10.8%	9.6%
Energy expense	8.8%	9.1%
Packaging materials	4.0%	4.6%
Direct labor	3.4%	4.8%

Cost of goods sold during the second quarter of 2019 totaled RMB69.5 million (US$10.1 million) as compared to RMB72.8 million in the same period of 2018. This was RMB3.3 million or 4.5% lower than the same period in 2018. The decrease in unit cost of goods sold caused a decrease of RMB4.4 million and the increase in sales volume caused an increase of RMB1.1 million.

Gross Profit

Our gross profit was RMB18.6 million (US$2.7 million) for the second quarter ended June 30, 2019, representing a gross profit rate of 21.1%, as compared to a gross profit rate of 8.5% for the same period in 2018. Correspondingly, gross profit rate increased by 12.6 percentage point compared to the same period in 2018. Our average product sales prices increased by 9.1% compared to the same period last year while the average cost of goods sold decreased by 5.9% compared to the same period last year. Consequently, it resulted in an increase in our gross profit.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2019 were RMB15.0 million (US$2.2 million), as compared to RMB13.3 million for the same period in 2018.

Other Income (Expense)

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2019 was RMB2.7 million (US$0.4 million), RMB0.7 million higher than the same period in 2018.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Tax Benefit (Expense)

The income tax expense was RMB0.016 million (US$0.002 million) during the second quarter ended June 30, 2019, compared to income tax expense of RMB0.18 million during the same period in 2018. This increase of the income tax expense was due to changes in deferred tax.

Net Profit

Net profit attributable to the Company during the second quarter ended June 30, 2019 was RMB1.0 million (US$0.1 million) while net loss attributable to the Company was RMB8.7 million during the same period in 2018.

Results of operations for the six-month periods ended June 30, 2019 compared to June 30, 2018

The table below sets forth certain line items from our Statement of Operations and Comprehensive Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2019	June 30, 2018
	(as % of Revenue)
Gross profit	18.3	10.4
Operating expenses	(16.9)	(18.6)
Operating income (loss)	1.5	(8.2)
Other income (expense)	(2.9)	(2.6)
Provision for income taxes	-	-
Net income (loss)	(1.4)	(10.8)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the six-month period ended June 30, 2019 were RMB169.2 million (US$24.6 million), compared to RMB156.5 million in the same period in 2018, representing an increase of RMB12.7 million or 8.1%. The increase in average sales price caused an increase of RMB10.4 million and the increase in the sales volume caused an increase of RMB2.3 million.

In the six-month period ended June 30, 2019, sales of specialty films were RMB74.2 million (US$10.8 million) or 43.8% of our total revenues as compared to RMB63.7 million or 40.7% in the same period of 2018, which was an increase of RMB10.5 million, or 16.5% as compared to the same period in 2018. The increase in average sales price caused an increase of RMB3.4 million and the increase in the sales volume caused an increase of RMB7.1 million.

21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2019		% of Total	Six-Month Period Ended June 30, 2018	% of Total
	RMB	US$		RMB
Stamping and transfer film	60,123	8,757	35.6%	60,281	38.6%
Printing film	20,732	3,020	12.3%	17,581	11.2%
Metallization film	2,614	381	1.5%	1,795	1.1%
Specialty film	74,154	10,802	43.8%	63,695	40.7%
Base film for other application	11,568	1,685	6.8%	13,174	8.4%

	169,191	24,645	100.0%	156,526	100.0%

Overseas sales during the six months ended June 30, 2019 were RMB30.6 million or US$4.5 million, or 18.1% of total revenues, compared with RMB27.6 million or 17.6% of total revenues in the same period in 2018. This was RMB3.0 million higher than the same period in 2018. The increase in sales volume resulted in an increase of RMB1.2 million and higher average sales price caused an increase of RMB1.8 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended			Six-Month Period Ended
	June 30, 2019		% of Total	June 30, 2018	% of Total
	RMB	US$		RMB
Sales in China	138,631	20,193	81.9%	128,922	82.4%
Sales in other countries	30,560	4,452	18.1%	27,604	17.6%

	169,191	24,645	100.0%	156,526	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2019	Six-Month Period Ended June 30, 2018
	% of total	% of total
Materials costs	73.0%	72.2%
Factory overhead	10.9%	9.2%
Energy expense	8.3%	9.2%
Packaging materials	4.1%	4.8%
Direct labor	3.7%	4.6%

Cost of goods sold during the first six months of 2019 totaled RMB138.2 million (US$20.1 million) as compared to RMB140.2 million in the same period of 2018. This was RMB2.0 million or 1.4% lower than the same period in 2018. The increase in sales volume resulted in an increase of RMB2.1 million and the decrease in average sales cost caused a decrease of RMB4.1 million which was mainly due to the price decrease of main raw materials.

22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Profit

Our gross profit was RMB31.0 million (US$4.5 million) for the first six months ended June 30, 2019, representing a gross margin rate of 18.3%, as compared to a gross margin rate of 10.4% for the same period in 2018. Correspondingly, gross margin rate increased by 7.9 percentage points. Our average product sales prices increased by 6.5% compared to the same period last year while the average cost of goods sold decreased by 2.9% compared to the same period last year. Consequently, it resulted in an increase in our gross margin.

Operating Expenses

Operating expenses for the six months ended June 30, 2019 were RMB28.5 million (US$4.2 million), compared to RMB29.2 million in the same period in 2018, which was RMB0.7 million or 2.4% lower than the same period in 2018. This decrease was mainly due to decreased allowances.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2019 was RMB4.9 million (US$0.7 million) while total other expense was RMB4.0 million for the same period in 2018.

Income Tax Benefit (Expense)

The income tax expense was RMB0.03 million (US$0.005 million) during the six months ended June 30, 2019, compared to income tax benefit of RMB0.03 million during the same period in 2018. This decrease of the income tax benefit was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the first half of 2019 was RMB2.4 million (US$0.4 million) compared to net loss attributable to the Company of RMB16.9 million during the same period in 2018, representing a decrease of RMB14.5 million from the same period in 2018 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions. The interest rates of borrowings from financial institutions during the period from the first quarter of 2018 to the first quarter of 2019 ranged from 6.5% to 6.5%.

In April 2014, the Company obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2019, the principal of this loan from Shandong SNTON was RMB86.80 million and the interest payable was RMB30.19 million.

The related accounts payable as of June 30, 2019 and December 31, 2018 was RMB116.99 million and RMB114.70 million, respectively.

The main source of cash inflow for the next twelve months will come from sales of products, and the estimated inflow is RMB368.8 million. The estimated cash outflow is RMB283.8 million. The amount of cash used in the purchase of raw materials and packaging materials is estimated to be RMB187.7 million and RMB10.6 million, respectively. Cash used for power costs, labor costs, maintenance and renovation expenses is estimated to be RMB27.7 million, RMB17.0 million and RMB9.8 million, respectively. Total cash used in sales expenses, financial expenses and administrative expenses is estimated to be RMB31.0 million. The foregoing description has been prepared based on the information available to us as of the date of this report on Form 6-K and there are numerous factors that could contribute to a different result such as risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China and numerous other factors as more fully disclosed in our reports filed with the U.S. Securities and Exchange Commission.

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2019 was RMB25.7 million (US$3.7 million) compared to net cash provided by operating activities of RMB20.5 million for the six months ended June 30, 2018. This increase in cash flows provided by operating activities was primarily attributable to decrease in net loss.

Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2019 was RMB3.5 million (US$0.5 million) compared to net cash flows used in investing activities of RMB2.0 million for the six months ended June 30, 2018. This increase in cash flows used in investing activities was primarily attributable to purchase of fixed assets.

Financing Activities

Net cash flows provided by financing activities for the six months ended June 30, 2019 was RMB4.3 million (US$0.6 million) compared to net cash flows used in financing activities of RMB23.1 million for the six months ended June 30, 2018. This increase in cash flows provided by financing activities was primarily attributable to change of loans from a related party.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Working Capital

As of June 30, 2019 and December 31, 2018, we had a working capital deficit of RMB134.9 million (US$19.7 million) and RMB153.2 million, respectively. Working capital deficit decreased by RMB18.3 million (US$2.7 million), or11.9% compared to the amount as of December 31, 2018. Our main current liability is a loan from a related party.

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2019 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	99	99	-	-	-
Purchase commitment	1,010	1,010	-	-	-

Total	1,109	1,109	-	-	-

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 22, 2019.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman and Chief Executive Officer

Dated: August 22, 2019

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